UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

LKQ Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

501889208
(CUSIP Number)

Jason Breeding, Esq. ValueAct Capital One Letterman Drive, Building D, Fourth Floor San Francisco, CA 94129 (415) 362-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Capital Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
WC*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,547,746**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,547,746**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,547,746**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
VA Partners I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,547,746**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,547,746**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,547,746**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 (LLC)

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,547,746**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,547,746**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,547,746**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,547,746**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,547,746**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,547,746**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 (LLC)

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,547,746**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,547,746**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,547,746**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Holdings II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,547,746**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,547,746**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,547,746**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 3
**See Item 2 and 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ValueAct Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
00*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,547,746**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,547,746**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,547,746**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00 (LLC)

*See Item 3
**See Item 2 and 5

     This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the "SEC"), as amended from time to time (the "Schedule 13D"), relating to Common Stock, par value $0.01 (the "Common Stock"), of LKQ Corporation, a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 3.     Source and Amount of Funds or Other Consideration
     The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund. The aggregate purchase price of the Common Stock beneficially owned by the ValueAct Master Fund is approximately $592,832,068.
Item 5.    Interest in Securities of the Issuer

     The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

     (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) ValueAct Management L.P. as the manager of each such investment partnership, (ii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iii) ValueAct Holdings, as the majority owner of the membership interests of VA Partners I, (iv) ValueAct Holdings II, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC, and (v) ValueAct Holdings GP, as General Partner of ValueAct Holdings and ValueAct Holdings II.  Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct Master Fund.  VA Partners I, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners I (only with respect to ValueAct Master Fund), ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings, ValueAct Holdings II, and ValueAct Holdings GP.

     As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 21,547,746 shares of Common Stock, representing approximately 7.0% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 307,148,085 outstanding shares of Common Stock as of February 21, 2020 as reported in the Issuer's Form 10-K for the fiscal period ended December 31, 2019.

     (c) The following table sets forth all transactions with respect to shares of Common Stock effected in the previous sixty days to this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 9, 2020. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market.

Reporting Person: ValueAct Master Fund

Trade Date	Buy/Sell	Shares Bought (Sold)	Price Per Share
01/27/2020	Buy	2,600	$32.98
01/31/2020	Buy	50,000	$32.94
02/03/2020	Buy	50,616	$32.96
02/04/2020	Buy	313	$32.99
02/07/2020	Buy	50,000	$32.95
02/10/2020	Buy	50,000	$32.88
02/18/2020	Buy	4,699	$33.00
02/20/2020	Buy	75,000	$32.59
02/21/2020	Buy	281,800	$33.06 (1)
02/24/2020	Buy	250,000	$32.35 (2)
02/25/2020	Buy	350,000	$31.82
02/26/2020	Buy	350,000	$31.05 (3)
02/27/2020	Buy	400,000	$30.23 (4)
02/28/2020	Buy	200,000	$29.17 (5)
03/02/2020	Buy	13,514	$29.00
03/03/2020	Buy	186,486	$28.83 (6)
03/04/2020	Buy	100,000	$28.87
03/05/2020	Buy	1,100,000	$28.08 (7)
03/06/2020	Buy	1,000,000	$27.62 (8)
03/09/2020	Buy	500,000	$26.23 (9)

(1)  Weighted-average price at which shares were purchased between the range of $32.97 and $33.07 per share.
(2)  Weighted-average price at which shares were purchased between the range of $32.35 and $32.36 per share.
(3)  Weighted-average price at which shares were purchased between the range of $30.71 and $31.42 per share.
(4)  Weighted-average price at which shares were purchased between the range of $29.74 and $30.30 per share.
(5)  Weighted-average price at which shares were purchased between the range of $29.04 and $29.30 per share.
(6)  Weighted-average price at which shares were purchased between the range of $28.73 and $28.96 per share.
(7)  Weighted-average price at which shares were purchased between the range of $27.88 and $28.19 per share.
(8)  Weighted-average price at which shares were purchased between the range of $27.49 and $27.74 per share.
(9)  Weighted-average price at which shares were purchased between the range of $26.13 and $26.35 per share.

     (d) and (e)  Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Jason Breeding, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: March 09, 2020

ValueAct Capital Master Fund L.P., by VA Partners I, LLC, its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

 Dated: March 09, 2020

VA Partners I, LLC

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: March 09, 2020

ValueAct Capital Management, L.P., by ValueAct Capital Management, LLC its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: March 09, 2020

ValueAct Capital Management, LLC

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: March 09, 2020

ValueAct Holdings, L.P., by ValueAct Holdings GP, LLC, its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: March 09, 2020

ValueAct Holdings II, L.P., by ValueAct Holdings GP, LLC, its General Partner

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer

Dated: March 09, 2020

ValueAct Holdings GP, LLC

By:	/s/ Bradley E. Singer
Name: Bradley E. Singer
Title: Chief Operating Officer